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                                                                  EXHIBIT 99.1b



VISTA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 1997
(US Dollars in thousands unless specified otherwise - unaudited)


1. UNAUDITED INTERIM FINANCIAL INFORMATION

The consolidated financial statements of Vista Gold Corp. (the "Company") for the three months ended March 31, 1997 have been prepared by the Company without audit. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the interim financial information set forth herein have been made. The results of operations for interim periods are not necessarily indicative of the operating results of a full year or of future years.


2. PROPERTY, PLANT & EQUIPMENT

The investment in property, plant and equipment of $4.1 million during the quarter ended March 31, 1997 included $2.9 million for final feasibility work and drilling at the Amayapampa/Capa Circa project in Bolivia.

3. LONG-TERM DEBT

During the quarter ended March 31, 1997, the Company, through its subsidiary, Hycroft Resources & Development, Inc., arranged a $13 million revolving credit facility which bears interest at 1.5 percent above LIBOR. Withdrawals under the credit facility are limited to 80 percent of recoverable gold inventory at the Hycroft mine and are collateralized by the assets of Hycroft and a guarantee of the parent company. The borrowings under the facility are repayable after two years. The facility is renewable for two renewal periods of one year each. In February 1997, the Company withdrew $11.0 million under the terms of the credit facility.


4. COMMITMENTS AND CONTINGENCIES

A) The Company is committed to payments under certain operating leases for mining equipment. Future payments under these leases in each of the next five years and in the aggregate are as follows:


             1997                                                     1,498
             1998                                                     1,055
             1999                                                        --
             2000                                                        --
             2001                                                        --
                                                                  ---------
                                                                     $2,553
                                                                  =========



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Letters of credit totalling $0.9 million (1996 - $2.8 million) have been provided as security under these mine equipment operating leases.

B) As part of its gold hedging program, the Company has entered into agreements with major financial institutions to deliver gold. Realization under these agreements is dependent upon the ability of those financial institutions to perform in accordance with the terms of the agreements. As of March 31, 1997, the Company's consolidated hedging program consisted of matching option contracts for 16,000 ounces of gold under which the Company can require the financial institution to buy gold at $350 per ounce, while the financial institution can require the Company to sell an equivalent number of ounces at $380 per ounce. These options have various expiry dates during 1997 and 1998 and result in no net cost to the Company.